Braskem [Graphic omitted]


                                   BRASKEM S.A
      NATIONAL REGISTRY OF LEGAL ENTITIES (C.N.P.J) No. 42.150.391/0001-70
                     COMMERCIAL REGISTRY (NIRE) 29300006939
             MINUTES OF THE 490th MEETING OF THE BOARD OF DIRECTORS

                              HELD ON JULY 28, 2004


On July 28, 2004, at 2:00 p.m, at the Company's headquarters located at Avenida das Nacoes Unidas, No. 4777, 05477-000, Sao Paulo, SP, the 490th (four hundred and ninetieth) Meeting of the Board of Directors of BRASKEM S.A. was held, and the undersigned members of the Board of Directors were in attendance. The member of the Board of Directors, Mr. Francisco Teixeira de Sa, was absent and was replaced by his alternate, Mr. Lucio Jose Santos Junior. Also attending the meeting were the President Jose Carlos Grubisich Filho, executive officers Mr. Mauricio Roberto de Carvalho Ferro, Mr. Rogerio Affonso de Oliveira and Mr.
Jayme Fonseca, as well as Ms. Marcela Drehmer, Ms. Isabel Figueiredo and Ms. Ana Patricia Soares Nogueira and the Secretary of the Board of Directors, Mr. Nelson Raso. The Chairman of the Board of Directors, Mr. Pedro Augusto Ribeiro Novis, acted as chairman of the meeting, and Ms. Ana Patricia Soares Nogueira acted as secretary. AGENDA: 1) Matters for deliberation: DELIBERATION PROPOSALS: 1) upon review of the respective subjects, the following Deliberation Proposals ("PD") were unanimously approved, having been previously submitted by the Board of Executive Officers to the members of the Board of Directors, as provided in its Internal Rules, copies of which have been duly filed at the Company's headquarters: a) PD.CA/BAK-15/2004 - Transaction of Securitization of Export Receivables, authorizing the Board of Executive Officers to: (i) enter into the Export Prepayment transaction between the Company, as borrower and debtor, NN Chemical Corporation and the UFJ Bank Limited, in the amount of US$50,000,000.00 (fifty million U.S. dollars); and (ii) execute all documents related to the transaction, including the "Credit Agreement" and the Commercial Agreement, as provided in the terms and conditions described in the respective PD; b) PD.CA/BAK-16/2004 - Financing Transaction for Naphtha Imports, authorizing the Board of Executive Officers to: (i) enter into the financing transaction with the ING Bank N.V., Curacao Branch, as described in the respective PD, in the amount of US$100,000,000.00 (one hundred million U.S. dollars); (ii) perform all acts required for entering into the above-described financing transaction; c) PD.CA/BAK-19/2004 - Investment - Re-potentializing of the Pyrolysis Furnaces, approving the investment of R$106,402,900.00 (one hundred and six million, four hundred and two thousand, nine hundred reais) over a period of 4 years, as described in the respective PD; 2) PD.CA/BAK-17/2004 - Election of Executive Officer, (Board member Mr. Andre Tapajos Cunha abstained from voting), in order to: (i) acknowledge the request for resignation submitted by executive officer Mr. Rogerio Affonso de Oliveira, having been recorded the appreciation of the Company's Board of Directors to the resigning executive officer, for his dedication and contributions during the period in which he performed his duties in the Company; and (ii) elect Mr. Roberto Lopes Pontes Simoes to perform all duties as the Company's executive officer for the remaining period of the mandate, which will end at the time of the first meeting of the Board of Directors following the General Shareholders'
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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, no 309, 13 andar -
CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 -
CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 - CEP. 05.477-000 -
Tel. (11) 3443 9000

Braskem [Graphic omitted]


                                   BRASKEM S.A
      NATIONAL REGISTRY OF LEGAL ENTITIES (C.N.P.J) No. 42.150.391/0001-70
                     COMMERCIAL REGISTRY (NIRE) 29300006939
             MINUTES OF THE 490th MEETING OF THE BOARD OF DIRECTORS

                              HELD ON JULY 28, 2004


Meeting to be held in 2006. The executive officer now elected assumed his position on this date, and has presented written statements, as provided in art. 37, sub-paragraph II, of Law No. 8,934 of 11/18/94, under script provided by Law No. 10,194 of 02/14/01, and as provided in the 1st paragraph of article 147 of Law No. 6,404 of 12/15/76, to the effect that he is not precluded by special law or sentenced for bankruptcy crimes, prevarication, bribery or subornation, embezzlement, speculation, crimes against the public economy, public faith or property, or by a criminal sentence that would preclude, even temporarily, his access to public functions, and has further submitted, in compliance with the provision in CVM Instructions Nos. 358 of 01/03/02 and 367 of 05/29/02, written statements as provided in the above-mentioned CVM Instructions, which statements have been filed at the Company's headquarters. II) Matters for Acknowledgement: the matters of Item II were presented by the respective executive officers and managers responsible for the subjects contained in this Item, as follows: 1) Company's results for the 1st Semester of 2004, having been recorded that the members of the Company's Auditing and Financial Committees had previously analyzed the subject; 2) Conclusion of the follow-up on the Synergies Program and information concerning the "Braskem + Program"; 3) Report by the Finance and Investments Committee concerning the follow-up on investments approved by the Board of Directors; III) Matters of Interest to the Company: None to be recorded; II) CLOSING OF THE MINUTES - With no other matters to discuss, these minutes were drafted and, after being read, discussed and found conforming, were signed by all members of the Board of Directors in attendance, the Chairman and the Secretary. Sao Paulo/SP, July 28, 2004. (Signatures: Pedro Augusto Ribeiro Novis - Chairman; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice President; Alvaro Pereira Novis; Andre Tapajos Cunha; Carlos Alberto de Meira Fontes; Fernando de Castro Sa; Jose de Freitas Mascarenhas; Lucio Jose Santos Junior; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza).

  I certify that this is a copy of the original recorded on the specific book.


                        /s/ Ana Patricia Soares Nogueira
                       ---------------------------------
                          Ana Patricia Soares Nogueira
                                    Secretary


--------------------------------------------------------------------------------
Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP 42810-000 - Tel.(71) 632.5102
Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, no 309, 13 andar -
CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
Sao Paulo/SP - Av. das Nacoes Unidas, 4777 - CEP. 05.477-000 -
Tel. (11) 3443 9000